Exhibit 99.1

Sinovac Receives SFDA Approval to Commence Clinical Trials For Inactivated Enterovirus Type 71 Vaccine

BEIJING, December 28, 2010 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, announced today that it received approval from the China State Food and Drug Administration (SFDA) to commence clinical trials for its proprietary inactivated EV71 vaccine against Hand, Foot and Mouth Disease (HFMD). According to the approval document, Sinovac is required to conduct each phase of the human clinical trials in accordance with SFDA requirements, to conduct studies to assess safety and immunogenicity in the phase I and II clinical trials, and to conduct efficacy study in the phase III clinical trial. Sinovac filed in late December 2009 with the SFDA the application to commence human clinical trials for its inactivated EV71 vaccine.

Dr. Weidong Yin, Chairman, President & CEO, stated, “We are very pleased to advance our near term vaccine development pipeline with the approval from the SFDA to commence clinical trials for our internally developed EV 71 vaccine. Currently, there is no vaccine available worldwide for this disease. We had no precedent to go by during the development, so we had to start with the basic research on this vaccine. Moreover, our R&D people has successfully completed pre-clinical research and made significant breakthroughs during the development. We will move forward with our research and development of vaccines with the objective to supply high quality vaccine products to children worldwide as soon as possible and to contribute to the prevention and control of HFMD.”

As previously announced, the Company began preclinical research in 2008 for its independently developed EV 71 vaccine. The animal model, built by researchers at Sydney University, showed cross protection and demonstrated that the vaccine is effective in animals. In addition, Sinovac has already filed five patent applications covering the EV 71 vaccine.

About EV 71

Enterovirus 71, or EV 71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV 71. A number of outbreaks of EV 71 HFMD in the Asia-Pacific region have been reported since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

HFMD has become a very serious problem in China, some other Asian countries and other areas in recent years given that no vaccine and specific treatment is currently available to protect against this disease. EV 71 has evolved into a severe health threat to children as a growing number of HFMD cases have been reported in parts of Asia, including mainland China, Hong Kong, Singapore, South Korea, and Taiwan. According to the Chinese Ministry of Health’s data available for the period from January 1 to November 30, 2010, the disease caused 876 deaths in China and over 1.73 million HFMD infection cases during the 2010 eleven-month period, as reported by health authorities, as compared to 353 fatalities in China and over 1.15 million reported HFMD infectious cases for the entire year of 2009. HFMD is common among infants and children, as most of the recently reported cases have occurred in children under five years of age.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuant to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871/9659

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington/Amy Glynn

The Ruth Group

Tel: +1-646-536-7017/7023

Email: scarrington@theruthgroup.com

aglynn@theruthgroup.com

Media

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email:  jrando@theruthgroup.com